Exhibit 12.1

LAWSON SOFTWARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended										First Quarter Ended
(In thousands, except ratios)	May 31, 2003		May 31, 2004		May 31, 2005		May 31, 2006		May 31, 2007		August 31,2007		August 31, 2006
Fixed Charges:
Interest expense on indebtedness	$134		70		49		53		4,134		2,604		267

Rent expense (1/3 of total rent expense)	5,367		4,800		4,733		5,454		8,994		2,529		2,630

Total fixed charges	$5,501		4,870		4,782		5,507		13,128		5,133		2,897

Earnings:
Income before provision for income taxes	$(6,271)		15,314		8,117		27,667		(6,537)		9,979		(13,249)

Fixed charges	5,501		4,870		4,782		5,507		13,128		5,133		2,897

Total earnings	$(770)		20,184		12,899		33,174		6,591		15,112		(10,352)

Ratio	(0.14	)x	4.14	x	2.70	x	6.02	x	0.50	x	2.94	x	(3.57	)x